

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

Via E-mail
Ayden R. Lee, Jr
Chairman, President, and CEO
Four Oaks Fincorp, Inc.
6114 U.S. 301 South
Four Oaks, NC 27524

> **Re: Four Oaks Fincorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 4, 2014**
> **File No. 333-195047**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 4, 2014

Cover Page

1.   Revise the first paragraph to disclose the number of outstanding shares as of the latest practicable date.

2.   Revise the third paragraph to disclose the latest date, including all extensions, that the offering will close. In addition, disclose that there is no minimum and that the offering is being sold by the Company's officers.

3.   Revise the last paragraph to disclose the ownership percentage that would cause "an ownership change" under Section 382(g) of the Internal Revenue Code of 1986. Provide an estimation of the number of shares that would cause this ownership change and, if

your estimation varies depending on the success of your rights offering, provide estimations for a range of representative possibilities.

4.   Revise your cover page to disclose that subscriptions are irrevocable and address whether investors may revoke or change their subscriptions if the board of directors decides to extend, "amend or modify the terms of the rights offering for any reason," as you note it may on page 9.

5.   Supplementally provide a legal analysis as to whether Mr. Lehman qualifies as an "underwriter," as that term is defined by the Securities Act of 1933, and whether additional disclosure is required pursuant to Item 501(b)(3) of Regulation S-K.

Questions and Answers

What is the basic subscription privilege?, page 4

6.   Revise the last paragraph to explain that if Mr. Lehman completes his anticipated purchases, existing holders will experience significant dilution even if they exercise their basic subscription rights.

What is the standby offering to the standby investor?, page 5

7.   Revise to clarify what triggers the "right of first refusal", e.g., any future offering of equity by the company. If this is the case, disclose if the company has any plans for any equity offerings in the next twelve months. In addition, disclose the registration and piggyback registration rights and disclose the first date Mr. Lehman can demand registration and the number of shares that he can register for resale.

Are there limits on the number of shares of common stock I may purchase in the rights offering?, page 6

8.   We note that both of the conditions in your first paragraph apply to the oversubscription privilege. Revise to disclose the percentage currently left blank in condition (ii) and supplementally explain any distinction between conditions (i) and (ii), as they appear to be largely repetitive. Make corresponding revisions to pages 12 and 37 as necessary.

Will our officers and directors be exercising their subscription rights?, page 7

9.   Revise your first sentence to also disclose the total number of shares that your directors and officers, together with their affiliates, could purchase in this offering. Make corresponding revisions to your disclosure on page 39.

<u>What agreements do we have with the standby investor and will he receive any compensation for his commitment?, page 7</u>

10. Revise to disclose the amount that the Company has agreed to pay, i.e., $1.2 million.

<u>How many shares will the standby investor own…, page 8</u>

11. Noting that there is no minimum, revise the table to present scenarios showing 0%, 25%, 50% and 100% subscriptions excluding the standby investor and change the second and third line items to be, "Minimum required purchase by standby investor" and "maximum allowable purchase by standby investor."

<u>Summary, page 11</u>

12. We note that you are in partial compliance with the written agreement which you entered in May 2011 and that a material failure to comply with the terms of this agreement could subject you to additional regulatory actions or further restrictions. Please disclose whether you are currently materially in compliance with the terms of your written agreement and, if not, specify the outstanding issues which need to be addressed in order to become materially in compliance with the terms of your written agreement.

<u>The Rights Offering, page 12</u>

13. Revise the subsection for "Use of Proceeds" and disclose the amount of the proceeds that will be pushed down to the subsidiary bank.

<u>Risk Factors, page 14</u>

<u>The Standby Offering is subject to conditions…, page 14</u>

14. Revise to disclose the first closing and clarify if failure to meet any conditions may impact the shares already sold.

<u>The standby investor may have significant voting power, page 15</u>

15. Consider revising to disclose that the standby investor has already exerted significant control over you and your board of directors and that such control may continue to be imposed over your business operations and beyond shareholder voting matters.

<u>We may not be able to realize the benefit of our net operation losses deferred tax asset, page 16</u>

16. Please advise whether your board of directors or executive officers is aware of any party other than Mr. Lehman who intends to acquire a significant ownership percentage of your stock, now or in the future.

Use of Proceeds, page 20

17.   Indicate the order of priority of your use of proceeds and discuss your plans if
        substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item
        504 of Regulation S-K.

Capitalization, page 21

18.   We note your disclosure on page 8 and 45 describing four potential different scenarios
        that may occur related to your common stock ownership depending on the number of
        subscription rights that are exercised by shareholders and the number of shares purchased
        by the standby investor under the Securities Purchase Agreement, including the standby
        investor's decision on whether to exercise his right of first refusal to purchase additional
        shares, if permissible. We further note that the capitalization table on page 21 appears to
        show the pro forma effect of the offering based on Scenario #1. To the extent the
        different scenarios result in materially different pro forma capitalization, please revise
        your introductory paragraph to adequately explain these four different scenarios and
        revise your presentation to include additional tabular information that gives effect to each
        of these different scenarios.

19.   Please revise the capitalization table to clearly disclose the discrete impact of the
        Offering and the Asset Resolution Plan. You may include two additional columns
        presenting all pro forma adjustments on a gross basis, with the first additional column to
        arrive at "Pro Forma for Offering" and the second to arrive at "Pro Forma for Offering
        and Asset Resolution Plan". Please also include footnotes that clearly explain any
        significant adjustment and the assumptions involved. Alternatively, provide an enhanced
        narrative description of the effects of the transactions including, but not limited to, the
        assumed charge due to the Asset Resolution Plan.

Financial Advisor, page 42

20.   Noting that Sandler will receive a fee based partly on the amount raised in the rights
        offering, provide a legal analysis as to why, under Securities Act section 3(a)(11),
        Sandler is not an underwriter.

The Securities Purchase Agreement, page 45

21.   Revise to add a subsection for the "Background of the Agreement" and include when and
        why the Board decided to raise capital in this manner as opposed to other means, whether
        the Company approached Mr. Lehman or otherwise, who met with Mr. Lehman initially,
        who negotiated the terms of the Agreement particularly the Restricted Stock Plan, and,
        any other material terms. In this regard, revise the first paragraph to disclose that the

discussion under "The Securities Purchase Agreement" includes all materials terms of the Agreement.

22.   We note your summary of the terms of the Securities Purchase Agreement. Revise to additionally summarize the effect that the Securities Purchase Agreement has or will have on your business. This summary should address the level of control that Mr. Lehman may exert, and already has exerted, on your business operations as well as the recent changes, and proposed changes, to your business operations.

Additional Agreements with the Standby Issuer, page 46

23.   Revise your discussion of the Asset Resolution Plan to disclose that as a result you "believe that it may be necessary to dispose of [these assets] at prices lower than their current estimate market values" and the implications that follow.

24.   Revise the second paragraph to disclose the estimated or range of shares that may be issued and disclose the officers names and amount of shares or percentage that they will be initially issued. Additionally, disclose whether the Plan requires shareholder approval.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

25.   Revise to disclose your sale of 875,000 shares of common stock to the Standby Investor on March 27, 2014 and the exemption claimed under Regulation D. Supplementally confirm that you have disclosed all other necessary sales of unregistered securities within the past three years as is required by Item 701 of Regulation S-K. Please note that Form S-1 does not allow Part II information to be incorporated by reference. Refer to General Instruction VII to Form S-1.

Item 17. Undertakings

26.   Revise to include the undertaking required by Item 512(e) of Regulation S-K.

Exhibits

27.   Please file all outstanding exhibits with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Amy S. Wallace, Esq.